Unusual Machines, Inc.

151 Calle De San Francisco

Ste. 200 PMB 2106

San Juan, Puerto Rico 00901-1607

August 29, 2023

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street N.W.

Washington, DC 20549

Attention:	Kevin Woody, Accounting Branch Chief
Andi Carpenter, Staff Accountant

Re:	Unusual Machines, Inc.
Amendment No. 4 to Registration Statement on Form S-1
Filed August 7, 2023
File No. 333-270519

Ladies and Gentlemen:

This letter is submitted by Unusual Machines, Inc. (“Unusual” or the “Company”) in response to the comments made by the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “SEC”) on August 18, 2023 (the “Comment Letter”) with respect to Amendment No. 5 to the Registration Statement on Form S-1 which is being submitted simultaneous with this response letter. Where applicable, we have updated disclosure to give effect to changed events.

Amendment No. 4 to Registration Statement on Form S-1 filed August 7, 2023

The Business Combination, page 2

1.	We note your new disclosure on page 2 about the second amendment to the share purchase agreement. Please clarify whether all of the 3,400,000 shares to be issued to Red Cat will be subject to a lock-up agreement and disclose, if applicable, the exceptions to the agreement. Also, revise the disclosure on page 79 to describe the "certain exceptions" to the lock-up agreement mentioned in the third paragraph on page 79.

Response: We have revised the disclosure on page 2 to clarify that all 3,400,000 shares of common stock to be issued to Red Cat will be subject to a lock-up agreement, and to reference certain exceptions thereto.

Division of Corporation Finance

United States Securities and Exchange Commission

August 29, 2023

We have also revised the disclosure concerning the lock-up agreements on page 79 to describe the exceptions to the lock-up provisions.

Risk Factors Summary, page 3

2.	We note that you did not include the disclosure about the voting power of Red Cat Holdings and the Principal Stockholder in this section and in the prospectus summary and the risk factors section of this amendment. Please revise your disclosure in these sections to include the disclosure that appeared in your prior amendment about the voting power of other stockholders is limited and the extent to which Red Cat may be able to control your business, elect your Board of Directors and otherwise control the company which control may place their interests ahead of your stockholders’ interests.

Response: We have added the disclosure back into the Prospectus at the cover page, pages 5 and 29 as requested to disclose the voting power to be held by Red Cat and Jeffrey Thompson after completion of the Business Combination and the Offering. We have also added Red Cat to the Principal Stockholders table.

Risk Factors, page 8

3.	It appears that your exclusive jurisdiction provision in section 7 of exhibit 3.1 identifies the State Courts located in the Commonwealth of Puerto Rico as the exclusive forum for certain litigation, including any “derivative action.” Please disclose whether or not this provision applies to actions arising under either the Securities Act or Exchange Act. If so, please also state that there is uncertainty as to whether a court would enforce such provision. If the provision applies to Securities Act claims, please also state that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. In that regard, we note that Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. Also, expand the disclosure in the Description of Securities section beginning on page 70 to discuss the exclusive forum provision.

Response: We have added a risk factor on page 34 to include the requested disclosure and address the risks and uncertainties which may arise for investors seeking to bring certain claims against or on behalf of the Company or its affiliates. The added disclosure explains that Section 7 of our Certificate of Incorporation provides (i) that the internal affairs of the Company, including stockholder derivative actions but excluding claims under the Exchange Act, shall be brought exclusively in commonwealth courts located in Puerto Rico, (ii) that unless the Company consents in writing to an alternative forum, the federal district courts of the United States shall have exclusive jurisdiction over claims brought under the Securities Act, and (iii) that the United States District Court for the District of Puerto Rico shall be the exclusive venue with respect to any cause of action brought under the Securities Act or the Exchange Act. We have also added similar disclosure to page the Description of Securities section on page 71 to discuss these provisions.

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Division of Corporation Finance

United States Securities and Exchange Commission

August 29, 2023

Exhibits

4.	Please revise the reference in the first paragraph of the legal opinion filed as exhibit 5.1 to the "registration statement on Form S-1" to instead refer to refer to "the registration statement on Form S-1, as amended." Also, it appears that the legal opinion filed as exhibit 5.1 is limited to the laws of Puerto Rico. Please ensure counsel opines that the warrants are a binding obligation of the registrant under the law of the jurisdiction governing the warrant.

Response: Our legal counsel has revised the opinion included as Exhibit 5.1 to include the “as amended” language requested, and to indicate that the opinion covers the laws of New York with respect to the Underwriter’s Warrant which is governed by such laws.

We trust the foregoing sufficiently responds to the Staff's comments.

Should the Staff have any additional questions or comments after reviewing this response letter, we would appreciate an opportunity to discuss these comments or questions with the staff prior to the distribution of another comment letter. Please direct any questions concerning the legal aspects of this response letter to Michael D. Harris, of Nason Yeager Gerson Harris & Fumero, P.A., the Company’s legal counsel, at 561-644-2222, mharris@nasonyeager.com or the accounting aspects to the Company’s Chief Financial Officer, Mr. Brian Hoff, at 720-383-8983, Brian@unusualmachines.com.

Sincerely,

/s/ Brian Hoff

Brian Hoff

Chief Financial Officer

cc:	Michael D. Harris, Esq.
Edward H. Schauder, Esq.
Brandon Torres Declet

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